Exhibit 99.4

CONSENT OF DAREN DELL

May 17, 2021

I, Daren Dell, hereby consent to the use of my name in connection with reference to my involvement the review and approval of certain scientific and technical information in the management’s discussion and analysis of Americas Gold and Silver Corporation (the “Company”) for the three months ended March 31, 2021 and 2020 and any free writing prospectus of the Company containing such scientific and technical information.

I also hereby consent to the inclusion or incorporation by reference of the scientific and technical information in the Company’s registration statement (No. 333-240504) on Form F-10, as amended or supplemented.

/s/ Daren Dell
Daren Dell